Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

May 18, 2021

Deborah O’Neal, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Listed Funds Trust (File Nos. 333-180871 and 811-22700)

Dear Ms. O’Neal:

This letter responds to comments relating to Post-Effective Amendment No. 192 (“PEA No. 192”) to the registration statement on Form N-1A of Exchange Listed Funds Trust (the “Registrant”). PEA No. 192 was filed on March 10, 2021 for the purpose of registering shares of the Asian Growth Cubs ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 192.

1.	Comment. Please provide the Fund’s completed fee table and expense example at least one week before the registration statement becomes effective.

Response. Registrant represents that the requested information has been provided under separate cover.

2.	Comment. Please clarify whether the securities in which the Fund will invest will be listed primarily in the Asian Growth Cubs. If not, will there be a 50% asset or revenue test tying the stocks to the Asian Growth Cubs?

Response. Registrant represents that the Fund will invest in securities listed primarily in the Asian Growth Cubs and has clarified the disclosure accordingly.

3.	Comment. With respect to the ESG screen referenced in the second paragraph of the principal investment strategy, please disclose the criteria used to exclude issuers involved in the named businesses.

Response. Registrant represents that the requested disclosure has been added.

4.	Comment. With respect to the second screen referenced in the second paragraph of the principal investment strategy, please disclose the minimum market capitalization.

Response. Registrant represents that the requested disclosure has been added.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

May 18, 2021

5.	Comment. Please consider prioritizing the most significant principal risks of the Fund rather than listing all the risks alphabetically (see ADI 2019-08).

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.

6.	Comment. Please disclose the fiscal periods that apply to the shareholder reports referenced in under “Fund Management”.

Response. Registrant represents that the requested disclosure has been added.

*       *       *       *       *

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum